EXHIBIT 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

GOLD STANDARD ANNOUNCES C$25 MILLION PRIVATE PLACEMENT

October 21, 2016 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV, NYSE MKT:GSV) (“Gold Standard” or the “Company”) is pleased to announce a non-brokered private placement of up to 7,886,436 common shares in the capital of the Company (the “Common Shares”) at a price of C$3.17 (the “Offering Price”) per Common Share for total proceeds of up to approximately C$25,000,000 (the “Financing”). Goldcorp Inc. (“Goldcorp”) (TSX:G; NYSE:GG) has agreed to purchase, as a part of the private placement, 4,731,862 Common Shares of the Company at the Offering Price for total proceeds of approximately C$15,000,000.

The Financing is expected to close on or about October 28, 2016. At closing, it is anticipated that Goldcorp will own approximately 10.6% of the Company’s issued and outstanding shares on an undiluted basis.

Proceeds received from the private placement will be used to acquire certain royalty interests on its flagship Pinion-Railroad Gold Project in Nevada (the “Project”), purchase land claims in close proximity to the Project, continue exploration on the Project and for general working capital purposes.

Jonathan Awde, President, CEO and Director of Gold Standard commented, “We are very pleased to be able to announce this strategic financing that will allow Gold Standard to continue aggressively exploring Railroad-Pinion and enable us to increase value on a per share basis.   Our focus is expanding the high grade North Dark Star Deposit with mineralization now continuous over approximately 270m in a north-south direction and approximately 100m east-west. The deposit remains open in multiple directions.  In addition, we believe the North Bullion Deposit has the potential to be a prolific high-grade, collapse breccia-hosted deposit.”

The Common Shares will be subject to a statutory hold period in Canada of four months plus one day from the closing of the Financing.

Gold Standard will pay a cash commission in connection with the Financing.  The Company has applied to list the Common Shares on the TSX Venture Exchange (the “TSXV”) and the NYSE MKT LLC (the “NYSE MKT”). Listing will be subject to the Company fulfilling all of the listing requirements of the TSXV and the NYSE MKT.

EARLY WARNING DISCLOSURE – Gold Standard has been advised that Goldcorp, by acquiring ownership of 4,731,862 Common Shares representing approximately 2.2% of the issued and outstanding Common Shares, will own 22,903,362 Common Shares of Gold Standard representing approximately 10.6% of the issued and outstanding Common Shares.  Goldcorp acquired the securities for investment purposes pursuant to the terms of a subscription agreement with Gold Standard. Goldcorp will evaluate its investment in the Issuer from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease shareholdings as circumstances require through market transactions, private agreements, or otherwise. The exemption relied on for the acquisition of the Common Shares is Section 2.10 of National Instrument 45-106 – Prospectus and Registration Exemptions. A copy of the Early Warning report filed by Goldcorp in connection with the acquisition is available on Gold Standard’s SEDAR profile.  In order to obtain a copy of the early warning report, please contact Randall Chatwin, Assistant General Counsel at Goldcorp, at telephone number: 604-696-3000. Goldcorp’s head office is located at Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au.  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI 43-101 compliant resource estimate consisting of an Inferred Mineral Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).  The 2014 and 2015 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, successful completion of the Offering, regulatory approval of the Offering and the anticipated and statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices, title matters, and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:            604-669-5702
Email: info@goldstandardv.com